COBHAM

RECEIVED
2007 AUG -9 A 5:29
OFFICE OF INTE...
CORPORATE FI...

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20516

07025871

3rd August 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 24 July 2007.
2. Notice of allotment of shares or securities on Form 88(2) dated 2 August 2007.
3. General Purposes Committee resolutions allotting securities dated 24 July 2007.
4. General Purposes Committee resolutions allotting securities dated 2 August 2007.
5. Stock Exchange announcement dated 3 August 2007 relating to Total Voting Rights.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

J M Pope
Company Secretary/Solicitor

Jlw 8/10

File No. 0234925

RECEIVED

2007 AUG -9 A 5:49

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 30470

Company name in full: COBHAM PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	07	2007			

Class of shares (ordinary or preference etc)	Ordinary 2.5p, £		
Number allotted	7,498		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share (including any share premium)	£ 0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

File No. 8234923

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Individuals named on attached schedule issued by Yorkshire Building Soc. Address: UK Postcode	Ordinary 2.5p, £	3,730
Name(s): Individuals named on attached schedule issued by Yorkshire Building Soc. Address: UK Postcode	Ordinary 2.5p,£	1,148
Name(s): Individuals named on attached schedule issued by Yorkshire Building Soc. Address: UK Postcode	Ordinary 2.5p,£	2,620
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24.7.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Mr John Pope, Company Secretary, Cobham plc, Brook Road,
Wimborne, Dorset BH21 2BJ
Tel 01202 882020
DX number DX exchange

3505.50

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		27-JUN-2007	
No of Shares		3730	3502.47
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	26-JUN-2007 at 15:04	
Pages Printed	:	00003	

losure Listing for COBHAM PLC Closure Date 27-JUN-2007 Page: 00001

:count No	Employee Details			Option Details			
)5174202864	DR RJ STUBBS	Emp No0085	Open Date 010204	Opt Price	0.939000	Company Amt	3502.47
	RICHARD JOHN	NI No YZ850087D	Grant Date 141103	Shares Exer	3730	Cheque No	988119
	THE GRANGE		Term 3	Balance	3505.50	Ind Amount	3.03
	91 WINDSOR ROAD		Sub Amount 95.00	Interest	0.00	Cheque No	988120
	SOUTHPORT	Left Date 000000	Reason				
		Location CDC					
	PR9 9BX						

1568.52

BULK PROOF LIST FOR		COBHAM PLC	
Closure Date		11-JUL-2007	
No of Shares		1148	1567.36
Module Name	:	SAV0033B	
Actioned by	:	root	
Report Date/Time	:	11-JUL-2007 at 09:58	
Pages Printed	:	00003	

:count No	Employee Details									
						Option Details				
·5777210766	MRS GA ANNELL		Emp No1471	Open Date	010206	Opt Price	1.240000	Company Amt	808.48
	GLYNIS		NI No YY156571D	Grant Date	151105	Shares Exer	652	Cheque No	993304
	6 LAWNSIDE ROAD			Term	3	Balance	800.00	Ind Amount	0.04
	REGENTS PARK			Sub Amount	50.00	Interest	8.52	Cheque No	993306
	SOUTHAMPTON		Left Date 300407	Reason	REDUND				
			Location RACAL						
		SO15 4GW							
6634757567	MRS GA ANNELL		Emp No1471	Open Date	010207	Opt Price	1.530000	Company Amt	758.88
	GLYNIS		NI No YY156571D	Grant Date	061106	Shares Exer	496	Cheque No	993304
	6 LAWNSIDE ROAD			Term	3	Balance	760.00	Ind Amount	1.12
	REGENTS PARK			Sub Amount	190.00	Interest	0.00	Cheque No	993305
	SOUTHAMPTON		Left Date 300407	Reason	REDUND				
			Location RACAL						
		SO15 4GW							

2472.30

BULK PROOF LIST FOR	COBHAM PLC	
Closure Date	12-JUL-2007	
No of Shares	2620	2460.18
Module Name :	SAV0033B	
Actioned by :	root	
Report Date/Time :	11-JUL-2007 at 10:00	
Pages Printed :	00003	

Account No	Employee Details					Option Details			
005174578764	MRS JY STONARD		Emp No1625	Open Date	010204	Opt Price	0.939000	Company Amt	1061.07
	JANET YVONNE		NI No YH373791C	Grant Date	141103	Shares Exer	1130	Cheque No	993307
	FLAT 3			Term	3	Balance	1070.10	Ind Amount	9.03
	KINGSBERE GARDENS			Sub Amount	29.00	Interest	0.00	Cheque No	993308
	8 HASLEMERE AVENUE		Left Date 000000	Reason					
	HIGHCLIFFE		Location FRA						
	CHRISTCHURCH	BH23 5BQ							
005175246564	MR FJ WILSON		Emp No4307	Open.Date	010204	Opt Price	0.939000	Company Amt	1399.11
	FRANK JOHN		NI No YT315115A	Grant Date	141103	Shares Exer	1490	Cheque No	993307
	MANOR FARM HOUSE			Term	3	Balance	1402.20	Ind Amount	3.09
	TARRANT HINTON			Sub Amount	38.00	Interest	0.00	Cheque No	993309
	BLANDFORD FORUM		Left Date 000000	Reason					
			Location FRL						
		DT11 8HY							

Companies House — for the record —

RECEIVED

2007 AUG -9 A 5:10

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	30470
Company name in full	COBHAM PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	08	2007			

Class of shares (ordinary or preference etc)	Ordinary 2.5p,£		
Number allotted	15,980		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

File No. 8234923

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Individuals named on attached schedule issued by Yorkshire Building Soc.	Class of shares allotted	Number allotted
Address:	Ordinary 2.5p,£	13,250
UK Postcode		
Name(s): Individuals named on attached schedule issued by Yorkshire Building Soc.	Class of shares allotted	Number allotted
Address:	Ordinary 2.5p,£	2,730
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2.8.07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Mr John Pope, Company Secretary, Cobham plc, Brook Road,

Wimborne, Dorset BH21 2BJ

Tel 01202 882020

DX number DX exchange

12380.59

BULK PROOF LIST FOR COBHAM PLC

Closure Date 25-JUL-2007

No of Shares 13250 12340.77

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 25-JUL-2007 at 09:32

Pages Printed : 00003

count No	Employee Details				Option Details			
5174221464	MR MP BRIERLEY	Emp No9	Open Date	010204	Opt Price	0.939000	Company Amt	3464.91
	MICHAEL PETER	NI No YW421190D	Grant Date	141103	Shares Exer	3690	Cheque No	998356
	30 LYNEHAM GARDENS		Term	3	Balance	3468.60	Ind Amount	3.69
	MAIDENHEAD		Sub Amount	94.00	Interest	0.00	Cheque No	998358
		Left Date 000000	Reason					
		Location CEL						
	SL6 6SJ							
5175382864	MR RM DOUGAN	Emp No6520	Open Date	010204	Opt Price	0.939000	Company Amt	694.86
	RICHARD	NI No WK288785B	Grant Date	141103	Shares Exer	740	Cheque No	998356
	51 CORBIN ROAD		Term	3	Balance	701.10	Ind Amount	6.24
	PENNINGTON		Sub Amount	19.00	Interest	0.00	Cheque No	998363
	LYMINGTON	Left Date 000000	Reason					
		Location FRL						
	SO41 8BP							
5174172264	MR HI HASSAN	Emp No0026	Open Date	010204	Opt Price	0.939000	Company Amt	694.86
	HUSSAIN ISMAIL	NI No WE890082A	Grant Date	141103	Shares Exer	740	Cheque No	998356
	12 ST. DAVIDS AVENUE		Term	3	Balance	701.10	Ind Amount	6.24
	BLACKBURN		Sub Amount	19.00	Interest	0.00	Cheque No	998360
		Left Date 000000	Reason					
		Location CDC						
	BB2 5DJ							
5174180364	MR PG LAVIN	Emp No0047	Open Date	010204	Opt Price	0.939000	Company Amt	1765.32
	PHILLIP GRAHAM	NI No YZ674473C	Grant Date	141103	Shares Exer	1880	Cheque No	998356
	22 LUPIN CLOSE		Term	3	Balance	1771.20	Ind Amount	5.88
	WHITTLE-LE-WOODS		Sub Amount	48.00	Interest	0.00	Cheque No	998361
	CHORLEY	Left Date 000000	Reason					
		Location CDC						
	PR6 7RG							
5174183864	MR J LEWIS	Emp No0050	Open Date	010204	Opt Price	0.939000	Company Amt	694.86
	JOHN	NI No YL618225D	Grant Date	141103	Shares Exer	740	Cheque No	998356
	34 ERNLOUEN CLOSE		Term	3	Balance	701.10	Ind Amount	6.24
	BLACKBURN		Sub Amount	19.00	Interest	0.00	Cheque No	998359
		Left Date 000000	Reason					
		Location CDC						
	BB2 5BS							

:ount No	Employee Details					Option Details			
412015762	MR D MOORE		Emp No	Open Date	010202	Opt Price	0.840000	Company Amt	856.80
	DAVID		NI No WM872343C	Grant Date	121101	Shares Exer	1020	Cheque No	998356
	107 CONWAY DRIVE			Term	5	Balance	860.60	Ind Amount	10.99
	SHEPSHED			Sub Amount	13.00	Interest	7.19	Cheque No	998357
	LOUGHBOROUGH		Left Date 000000	Reason					
			Location CCL						
		LE12 9PN							
:175427164	MR C WITCHER		Emp No6945	Open Date	010204	Opt Price	0.939000	Company Amt	4169.16
	COLIN		NI No JE704871D	Grant Date	141103	Shares Exer	4440	Cheque No	998356
	314 RINGWOOD ROAD			Term	3	Balance	4169.70	Ind Amount	0.54
	POOLE			Sub Amount	113.00	Interest	0.00	Cheque No	998362
			Left Date 000000	Reason					
			Location FRL						
		BH14 0RY							

2282.46

BULK PROOF LIST FOR	COBHAM PLC	
Closure Date	26-JUL-2007	
No of Shares	2730	2276.17
Module Name :	SAV0033B	
Actioned by :	root	
Report Date/Time :	25-JUL-2007 at 09:33	
Pages Printed :	00003	

osure Listing for COBHAM PLC | Closure Date 26-JUL-2007 | Page: 00001

:count No	Employee Details				Option Details			
14830420663	DR W ARTER		Emp No	Open Date 010203	Opt Price	0.769000	Company Amt	1299.61
	WAYNE		NI No WL113002D	Grant Date 141102	Shares Exer	1690	Cheque No	998364
	2 PURLAND CLOSE			Term 5	Balance	1248.00	Ind Amount	5.63
	OXFORD			Sub Amount 24.00	Interest	57.24	Cheque No	998365
			Left Date 300407	Reason REDUND				
			Location CULH					
		OX4 2HJ						
15174398964	DR W ARTER		Emp No	Open Date 010204	Opt Price	0.939000	Company Amt	976.56
	WAYNE		NI No WL113002D	Grant Date 141103	Shares Exer	1040	Cheque No	998364
	2 PURLAND CLOSE			Term 5	Balance	960.00	Ind Amount	0.66
	OXFORD			Sub Amount 24.00	Interest	17.22	Cheque No	998366
			Left Date 300407	Reason REDUND				
			Location CULH					
		OX4 2HJ						

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 24th July 2007

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules received from the Yorkshire Building Society dated 27th June, 11th July and 12th July 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of £3,502.47, £1,567.36 and £2,460.18 respectively) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 7,498 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 27th June, 11th July and 12th July 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 2nd August 2007

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules received from the Yorkshire Building Society dated 25th July and 26th July 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of £12,340.77 and £2,276.17 respectively) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 15,980 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 25th July and 26th July 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	13:14 03-Aug-07
Number	5160B

RNS Number:5160B
Cobham PLC
03 August 2007

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,134,539,278 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,134,539,278.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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